ARTIST CAPITAL LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2022

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARTIST CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 West 55th Street, 11th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Sadowski	646-289-3297	ds@artistcapital.om
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Sands, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Artist Capital LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Jonathan T. Sands

Title:
CEO

Notary Public

DENISE SADOWSKI
Notary Public, State of New York
No. 01SA5076308
Qualified in Queens County
Certificate filed in New York County
Commission Expires April 21, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARTIST CAPITAL LLC

CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	3-4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-13
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	14
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report Including Management's Statement	15-16

 SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Artist Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artist Capital LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Artist Capital LLC's auditor since 2012.

Denver, Colorado
February 25, 2023

ARTIST CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash & cash equivalents	$	6,476,353
Commissions receivable		2,670,434
Fixed assets		275,706
Prepaid expenses		39,789
Other assets		138,623
Right of use assets		326,604
	$	**9,927,509**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	823,407
Lease liability (Note 3)		378,290
Due to related parties (Note 5)		160,700
Accrued liabilities		130,954
	$	1,493,351

COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)

MEMBER'S EQUITY (Note 2)   8,434,158

$ **9,927,509**

ARTIST CAPITAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2022

REVENUE:		
Commissions and service income		8,877,258
Other income		2,110
Total Income	$	8,879,368
EXPENSES:		
Commissions, salaries and benefits		8,863,998
Professional fees		649,258
Travel and entertainment		163,758
General and administrative expenses		392,631
Advertising and marketing		130,751
Occupancy and equipment		131,055
Regulatory fees		68,564
Research		7,744
		10,407,759
NET INCOME	**$**	**(1,528,391)**

The accompanying notes are an integral part of this statement.

ARTIST CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

DECEMBER 31, 2022

		Member's Equity
BALANCE, December 31, 2021	$	10,398,652
Contributions		3,963,897
Distributions		(4,400,000)
Net income	$	(1,528,391)
BALANCE, December 31, 2022	$	**8,434,158**

ARTIST CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	(1,528,391)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease in commissions receivable		4,407,474
Depreciation		22,253
Decrease in prepaid expenses		53,800
Increase in other assets		(10,165)
Increase in right of use aset		150,745
Decrease in commissions payable		(827,379)
Decrease in lease liability		(171,058)
Increase in due to related parties		3,500
Decrease in accrued liabilities		19,700
Net cash flows provided by operating activities		2,120,479
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		3,963,897
Distributions		(4,400,000)
Net cash flows provided by financing activities		(436,103)
NET DECREASE IN CASH AND CASH EQUIVALENTS		1,684,377
CASH & AND CASH EQUIVALENTS, at beginning of year		4,791,975
CASH & AND CASH EQUIVALENT, at end of year	$	**6,476,353**

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Artist Capital LLC (the "Company") is a limited liability company formed in the state of Delaware on March 1, 2016. The Company converted from an S Corporation that was formed in the state of Texas on June 29, 2011 to a Limited Liability Company on March 1, 2016. The Company was approved to do business as a registered broker-dealer on May 23, 2013 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

Cash and Cash Equivalents

Cash, including cash denominated in foreign currencies, represents cash deposits held at financial institutions. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations.

Revenue Recognition

The Company's primary sources of revenue are fees and commissions earned from marketing funds. These fees represent a portion of the management and performances fees charged by the managers of these entities. The Company records these fees when earned.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service.   The Company's members are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019. The tax

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the

Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2022.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2022, the Company had net capital and net capital requirements of $6,133,013 and $77,738 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .19 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

Leases – The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

NOTE 3 - COMMITMENTS

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

NOTE 3 -   *COMMITMENTS (continued)*

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

NOTE 4 – LEASES

The Company has an operating lease for office space. This lease has a remaining term ranging from one year to three years and does not contain options to either extend or terminate the lease.

The components of lease expense for the year ended December 31, 2022 were as follows:

NOTE 4 – LEASES (continued)

Supplemental statement of financial condition at December 31, 2022, relating to leases were as follows:

Operating lease Cost:		
Right-of-use assets	$	91,723
Accumulated amortization		11,400
Total operating lease costs	$	103,123
Operating Leases:		
Right-of-use assets	$	786,828
Accumulated amortization		460,224
Right-of-use assets, net	$	326,604
Operating lease Liabilities	$	378,290
Weighted Average Remaining Lease Terms		
Operating Leases		3.5 years
Weighted Average Discount Rate:		
Operating Leases		0.79

Maturities of lease liabilities at December 31, 2022, were as follows:

Year	Operating Leases
2023	104,691
2024	115,954
2025	118,273
Thereafter	56,607
Total lease payments	395,525
Less imputed interest	(17,235)
Operating lease liability	$ 378,290

NOTE 5 -   *RELATED PARTY TRANSACTIONS*

Due to related parties reported in the Statement of Financial Condition represents amounts payable to its parent company for expenses paid on behalf of the Company.

**NOTE 6 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND
                CONTINGENCIES**

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates. Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is

the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of December 31, 2022, substantially all assets and liabilities of the Company were denominated in United States dollars.

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2022, the Company held $6,266,353, in excess of the federally insured limit at the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash and cash equivalents, commission receivable, prepaid expenses, fixed assets, other assets, lease liability, due to related party, accrued liabilities, other current liabilities, and commissions payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

NOTE 7 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2022

CREDIT:

Member's equity $ 8,434,158

DEBITS:

Commissions receivable, net of commissions payable 1,847,027
Fixed Assets 275,706
Prepaid expenses 39,789
Other assets 138,623

    Total debits 2,301,145

NET CAPITAL 6,133,013

Minimum requirements of 6-2/3% of aggregate indebtedness of
$1,166,747 or $5,000, whichever is greater 77,783

    Excess net capital $ **6,055,230**

AGGREGATE INDEBTEDNESS:

    Total Liabilities $ 1,493,351
    Less: Right of use assets (326,604)

$ **1,166,747**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .19 to 1

NOTE: There are no material differences between the above computation of net
        capital and the corresponding computation as submitted by the Company
        with the unaudited Form X-17 A-5 Part II Filing as of December 31, 2022.

 **SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Artist Capital LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Artist Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception and thereafter under guidance from the Securities and Exchange Commission included in Footnote 74 to the Adopting Release for the Rule 17a-5 amendments. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 25, 2023



ARTIST

February 22, 2023

To whom it may concern:

Artist Capital LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1)and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F .R. § 240. l 7a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry P AB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

Regards,

Jonathan Sands

Jonathan Sands

20 WEST 55th Street, 11th Floor, New York, NY 10019